     Response Biomedical Initiates US Clinical Trials
of RAMP NT-proBNP Test for the Diagnosis of Congestive Heart Failure

Vancouver, British Columbia, August 3, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today it has begun patient enrollment at four leading sites in the United States for the purpose of demonstrating substantial equivalence of the RAMP NT-proBNP Test to a predicate device. The results of this multi-center clinical trial will form the basis for a US FDA 510(k) submission and European CE Certification. The four sites conducting the trials are the Mayo Clinic, Minneapolis Medical Research Foundation at Hennepin County Medical Center, Massachusetts General Hospital and San Francisco General Hospital.

NT-proBNP (B-type natriuretic peptide) is a biomarker used widely as an aid in the diagnosis of congestive heart failure. NT-proBNP has also been established as a marker for prognosis in ACS (Acute Coronary Syndrome). The RAMP NT-proBNP Test has been developed under license from Roche Diagnostics GmbH.

“Following the recent launch of the RAMP BNP Test in Japan with our partner Shionogi, our focus is to commercialize the RAMP NT-proBNP Test for use in the rest of the world,” said Bill Radvak, President and CEO of Response Biomedical. “With the demonstrated performance advantages of the RAMP point-of-care testing platform, we expect our menu of the RAMP NT-proBNP Test and our three current FDA cleared RAMP cardiac tests (Troponin I, CK-MB, and Myoglobin) to be highly competitive in the rapidly growing cardiovascular testing market. The congestive heart failure testing market exceeds US$400 million annually with strong growth driven by a market need for improved detection, prognosis and monitoring.”

About Congestive Heart Failure:
Congestive heart failure (CHF) impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP:
NT-proBNP is widely recognized as a definitive cardiac marker for diagnosing CHF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. Evidenced by a study published in the February 17, 2005 issue of the New England Journal of Medicine, NT-proBNP is also valuable for risk stratification of patients with stable coronary heart disease and as a prognostic marker across the entire spectrum of cardiovascular diseases. It has the potential to detect early stages of CHF in the absence of clinically obvious symptoms. In addition, it can be used for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Robert Pilz	Brian Korb
VP Finance and CFO	Senior Associate
Response Biomedical Corporation	The Trout Group LLC
Tel: (604) 456-6078	Tel: (212) 477-9007 ext. 23
Email: info@responsebio.com	Email: bkorb@troutgroup.com